Certain identified information has been excluded from this exhibit because it is not material and would likely cause competitive harm if publicly disclosed.

DIGITAL BOARD SERVICES ADDENDUM

This Digital Board Services Addendum (this “Addendum”) with an effective date of June 15, 2026 shall be attached to and governed by that certain Amended and Restated Administration Agreement between Ultimus Fund Solutions, LLC (“Ultimus”) and Hussman Investment Trust (the “Trust”) dated June 7, 2012, and amended as of August 26, 2019 (the “Agreement).  All capitalized terms used herein, unless otherwise defined, have the meaning ascribed to them in the Agreement as it may be supplemented or amended from time to time.

The parties agree as follows:

1.  Digital Board Services

Ultimus shall provide the following supplemental digital board services to the Trust (the “Digital Board Services”) as described below:

a. Full access to a premium version of a secure board portal hosted by a third-party board vendor (the “Board Vendor”), including compilation and distribution of all board materials by Ultimus.

2.  Fees

In consideration for Ultimus providing the Digital Board Services, the Trust will pay (or cause to be paid to) Ultimus an annual fee of xxxxxxxxxxxxx, which shall be payable in a single lump sum annually.  Ultimus shall invoice the Trust for such fee promptly following commencement of the Digital Board Services and annually thereafter.  The invoiced amount shall be due and payable in accordance with the payment terms set forth in the Agreement, except as otherwise expressly provided herein.

3.  Third-Party Vendors

a. The Digital Board Services are reliant upon services provided by the Board Vendor as a third-party vendor to Ultimus, and if Ultimus ceases to have access to the Board Vendor services for any reason, the obligations of the parties hereto with respect to the Digital Board Services shall immediately terminate further liability.

b. The Trust agrees that it shall, and it shall cause its Board participants and other users to, comply with any terms of use established by the Board Vendor, applicable to the use of the services and the access to any Board Vendor portals or electronic sites.

c. The Trust agrees that Ultimus shall not be responsible or liable for any actions or inactions of the Board Vendor or any other third-party vendor, for any lack of access to any Board Vendor portal or other electronic site, or for any errors, data loss, or other cyber-security event by the Board Vendor, at or through a Board Vendor maintained electronic site, or at any other third-party vendor.  The Trust acknowledges that the Board Vendor is not responsible for maintaining records of the Trust.

d. ULTIMUS MAKES NO WARRANTY OR REPRESENTATIONS, EXPRESSED OR IMPLIED, WITH RESPECT TO THE ACCURACY, COMPLETENESS, OR SUFFICIENCY OF ANY DATA OR OTHER INFORMATION PROVIDED THROUGH THE BOARD VENDOR PORTALS, ANY BOARD VENDOR ELECTRONIC SITE, OR OTHERWISE THROUGH THE DIGITAL BOARD SERVICES.

4.  Miscellaneous

Except as supplemented hereby, the Agreement shall remain in full force and effect without modification.  This Addendum may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, each party hereto has caused this Addendum to be executed by its duly authorized officer as of the date and year first above written.

HUSSMAN INVESTMENT TRUST		ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ John P. Hussman	By:	/s/ Gary Tenkman
Name:	John P. Hussman	Name:	Gary Tenkman
Title:	President	Title:	Chief Executive Officer